Exhibit 99.2
2016 Corporate Calendar

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today the following corporate calendar for year 2016:
Earnings Releases

27 January 2016 - 2015 Full Year and Fourth Quarter results
26 April 2016 - Group Results for First Quarter 2016
27 July 2016 - Group Results for Second Quarter 2016
26 October 2016 - Group Results for Third Quarter 2016

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Group’s corporate website (www.fcagroup.com).
The Annual General Meeting for the approval of Fiat Chrysler Automobiles N.V.’s 2015 financial statements is scheduled for 15 April 2016.
The 2016 corporate calendar is available on the corporate website (www.fcagroup.com).
London, 19 January 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com